Exhibit 12

Calculation of Consolidated Ratios of Earnings to Fixed Charges

LTX-Credence Corporation

Statement of Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges

(in thousands, except ratios)

	Six months ended January 31, 2014	July 31, 2013	July 31, 2012	July 31, 2011	July 31, 2010	July 31, 2009
Income (loss) from continuing operations	$(16,351)	$(12,866)	$(21,982)	$46,251	$15,801	$(141,621)
Fixed charges	623	233	179	309	2,745	6,077

Earnings	$(15,728)	$(12,633)	$(21,803)	$46,560	$18,546	$(135,544)

Interest Expense	$623	$233	$179	$309	$2,745	$6,077

Fixed charges	$623	$233	$179	$309	$2,745	$6,077

Ratio of earnings to fixed charges	—	—	—	151x	7x	—
Deficiency of earnings to fixed charges	$(16,351)	$(12,866)	$(21,982)	—	—	$(141,621)
Fixed charges from above	$623	$233	$179	$309	$2,745	$6,077

Combined fixed charges	$623	$233	$179	$309	$2,745	$6,077

Ratio of earnings to fixed charges	—	—	—	151x	7x	—
Deficiency of earnings to fixed charges	$(16,351)	$(12,866)	$(21,982)	—	—	$(141,621)